EXHIBT 99.2
ITEM 7 INFORMATION
The securities being reported on by Mr. FANG Shin as a control person are owned indirectly through four separate entities:
(1)	eGarden I, a Caymans Islands company, which owns 44,740,760 shares, or 3.1% of KongZhong ordinary shares. Luzon Investments Ltd., a Channel Islands company, owns 50% of eGarden I and Mr. Fang owns 100% of Luzon Investments.
(2)	Calver Investments Ltd., a Channel Islands company, owns 27,924,440 shares, or 2% of KongZhong ordinary shares. Mr. Fang owns 100% of Calver Investments.
(3)	Luzon Investments Ltd., a Channel Islands company, owns 5,612,000 shares, or 0.4% of KongZhong ordinary shares. Mr. Fang owns 100% of Luzon Investments Ltd.
(4)	SF Capital Ltd., a British Virgin Islands company, owns 4,341,720 shares, or 0.3% of KongZhong ordinary shares. Mr. Fang owns 100% of SF Capital Ltd.

Page 7 of 7 pages